Exhibit 99.1

NANO DIMENSION LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of Shareholders of Nano Dimension Ltd. (the “Company”) will be held at the offices of the Company’s counsel Har-Even & Co. at “Beit Zion,” 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel, on May 14, 2020, at 12:00 p.m. Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 5760 – 2000.

The Meeting is being called for the following purposes:

1.	To increase the Company’s registered share capital and to amend and restate the Company’s Articles of Association to reflect the same;

The Board of Directors unanimously recommends that you vote in favor of the proposal, which is described in the attached Proxy Statement.

Shareholders of record at the close of business on April 27, 2020 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Proposal No. 1 to be presented at the Meeting requires a Simple Majority, as defined in the Proxy Statement herein, of votes in person or by proxy at the Meeting.

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares (“ADS”). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting for which the Board of Directors recommends a “FOR.” Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote by completing, dating, signing and mailing the proxy to the Company’s offices no later than May 14, 2020, at 8:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than May 14, 2020, at 8:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760 – 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their voting instruction card.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to the Company a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760 - 2000. Detailed voting instructions are provided in the Proxy Statement.

Sincerely,

Ofir Baharav

Chairman of the Board of Directors

April 23, 2020

NANO DIMENSION LTD.

NESS-ZIONA, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

May 14, 2020

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Nano Dimension Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on May 14, 2020, at 12:00 p.m. Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels 0.10 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of the proposal described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the adjourned meeting shall be held on the same day, May 14, 2020, at 1:30 p.m. Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matter for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999, Proposal No. 1 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

PROPOSAL 1

TO INCREASE THE COMPANY’S REGISTERED SHARE CAPITAL

Following the approval of the Company’s Board of Directors, the shareholders of the Company are requested to approve an increase to the Company’s authorized share capital by NIS 100,000,000 (the “Increase of Share Capital”). Accordingly, after giving effect to the Increase of Share Capital, the authorized share capital of the Company will be NIS 250,000,000 divided into 2,500,000,000 Ordinary Shares, par value NIS 0.10 each.

The issued share capital of the Company on a fully diluted basis (including all outstanding warrants and options and including the shares and warrants that the Company will issue on April 24, 2020, pursuant to a public offering priced on April 22, 2020, including share issuable pursuant to an over-allotment option granted to the underwriters, pursuant to an underwriting agreement dated April 22, 2020) is approximately NIS 163,000,000, comprised of approximately 1,630,000,000 Ordinary Shares, NIS 0.10 par value each. In order to allow the Company to accommodate exercise of warrants and options, as well as pursue equity funding in the future to allow continued operation of the business, and while the current authorized share capital of the Company is only NIS 150,000,000, the Company requests the approval of shareholders to increase its authorized share capital to NIS 250,000,000.

At an extraordinary general meeting of the Company’s shareholders on April 16, 2020, the Company’s shareholders approved a reverse split of the Company’s share capital at a ratio of 1:50. The effective date of such reverse split has not been determined, and the Company’s Board of Directors has the authority to effect such reverse split.

The Board of Directors believes that the increase to the Company’s authorized share capital is appropriate and in the best interest of the Company’s shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Increase of Share Capital by NIS 100,000,000, to NIS 250,000,000, divided into 2,500,000,000 Ordinary Shares, par value NIS 0.10 each, and to amend the Company’s articles of association to effect the same, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760- 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at Ilan Ramon 2, Ness Ziona.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the United States Securities and Exchange Commission (the “SEC”). Shareholders may read and copy any document the Company files at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760- 2000) the Company also files reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTER SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED APRIL 23, 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN APRIL 23, 2020, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

NANO DIMENSION LTD.

Yael Sandler, Chief Financial Officer

NANO DIMENSION LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints, Mr. Yoav Stern, Chief Executive Officer, Ms. Yael Sandler, Chief Financial Officer and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Nano Dimension Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at the offices of the Company’s counsel Har-Even & Co. at “Beit Zion,” 41-45 Rothschild Blvd., 7th Fl., Tel Aviv 6578401, Israel, on May 14, 2020, at 12:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matter, which is more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Extraordinary Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF NANO DIMENSION LTD.

May 14, 2020

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the Increase of Share Capital by NIS 100,000,000, to NIS 250,000,000, divided into 2,500,000,000 Ordinary Shares, par value NIS 0.10 each, and to amend the Company’s articles of association to effect the same, as set forth in the Proxy Statement.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

_____________;	_____________	_____________, 2020
NAME	SIGNATURE	DATE

_____________;	_____________	_____________, 2020
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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